GRAYSCALE FUNDS TRUST 485APOS

Exhibit 99 (d)(ii)

SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

Dated July 10, 2024, between

GRAYSCALE FUNDS TRUST

and

GRAYSCALE ADVISORS, LLC

as amended and restated March 28, 2025

Fund	Rate	Effective Date
Grayscale Privacy ETF	0.59%	October 24, 2024
Grayscale Bitcoin Miners ETF	0.59%	January 27, 2025
Grayscale Bitcoin Covered Call ETF	0.65%	March 31, 2025
Grayscale Bitcoin Premium Income ETF	0.65%	March 31, 2025